12G Exemption # 82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 –
Van
Telephone: (60 032

TSX VENTURE: TSA

PRESS RELEASE

January 18th 2006

Trans America Advances Final Payment For Uranium Projects in Western U.S.

Trans America Industries Ltd. (TSA) announces that it has advanced US $1.25 million towards the acquisition of several uranium properties in the Western United States and has now earned its 50% interest.

TSA entered into an agreement to acquire these properties with a newly incorporated Wyoming company, Neutron Energy Inc., (Neutron) on April 1, 2005. Neutron was incorporated as a holding company for a group of seasoned U.S. mineral industry professionals with the intent of acquiring uranium properties with exploration and production potential.

Under the agreement with Neutron, TSA would become entitled to receive 50% of the shares of the holding company upon the periodic advancement of funds to a total of US $1.25 million. These payments began April 30, 2005 and were based on Neutron's acquisition progress.

Given the highly competitive nature of the uranium business and the necessity for some secrecy, the acquisition program has taken longer than expected. Nevertheless, to date Neutron has either acquired or is negotiating for properties in nine separate areas aggregating some 40,000 acres.

In a press release dated January 13, 2006, TSA was able to report in some detail on three of the areas acquired. For the text of this press release please refer to SEDAR or to TSA's web site at: www.trans-america.ca

In September 2005, Geoffrey S. Carter P. ENG, a qualified person pursuant to NPI 43-101 was engaged to review the acquired properties and prepare 43-101 compliant reports as required.

Mr. Carter has reviewed this release and authorized its publication.

TRANS AMERICA INDUSTRIES LTD.,
John K. Campbell

President

The TSX Venture Exchange has not reviewed or does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca